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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

[X] Form 10-KSB

For the annual period ended December 31, 1997
Commission File No. 000-06119

PART I          REGISTRANT INFORMATION

Full Name of Registrant:          TRI VALLEY CORPORATION

Address of Principal Executive Office (Street and Number)

230 South Montclair Street, Suite 101
Bakersfield, CA 93309

PART II          RULES 12b-25(b) AND (c)

(a) The reasons described in reasonable in detail in part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject Report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

PART III          NARRATIVE

The annual report on Form 10-KSB for Tri Valley Corporation, (the Company) for the year ended December 31, 1997, is due to be filed on March 31, 1998. As of March 31, 1998, the annual report is not yet complete because the Company is awaiting completion of its accountants' report on the Company's financial statements for the 1997 fiscal year. The Company's accountants are seeking additional information on the Company's reserve estimates concerning the Company's Richardson, Alaska gold property before completing their report.

PART IV          OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

Lee Polson               512-474-8881

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(2) Have all other periodic reports required under section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

[X] YES          [   ] NO

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X ] YES          [   ] NO

STATEMENT OF ANTICIPATED CHANGE IN RESULTS OF OPERATIONS

The Company expects to report a net operating loss for the year ended December 31, 1997. The Company has not yet quantified the operating loss but expects that the loss will be significantly greater than for the comparable period in 1996, before taking into account any adjustments which may be required by changes in reserve valuations. The Company is reviewing its reserve estimates to determine whether any write-offs or other changes in reserves may be required.

                            SIGNATURES

Tri Valley Corporation, has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: MARCH 31, 1997

TRI VALLEY CORPORATION

/s/F. LYNN BLYSTONE
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F. LYNN BLYSTONE, PRESIDENT AND CEO

EXHIBITS

99.1 Letter from independent accountants re completion of financial statements (filed herewith)

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